MOUNTAIN PROVINCE DIAMONDS INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED JUNE 30, 2005

(UNAUDITED)

(PREPARED BY MANAGEMENT)

Form 51-102F1
Quarterly Management Discussion and Analysis
for
Mountain Province Diamonds Inc. (the "Company")

Containing Information up to and including August 8, 2005.

The following discussion and analysis of the results of operations and of the Company's financial position should be read in conjunction with the Company's unaudited consolidated financial statements and related notes for the three months ended June 30, 2005 and June 30, 2004 and should be read in conjunction with the audited consolidated financial statements and notes thereto as at March 31, 2005. The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The Company's most recent filings including press releases are available on the SEDAR website (www.sedar.com) and the Company's website www.mountainprovince.com.

Gahcho Kué

Mountain Province Diamonds Inc. (the Company) is a company developing a diamond deposit and has a 44.1% interest in the AK leases located in the NWT of Canada. The Company and its partner, Camphor Ventures, Inc., entered into a joint-venture agreement with De Beers Canada Exploration Inc. ("De Beers Canada") on March 7th, 1997. Under the agreement De Beers Canada has the right to earn up to a 60% interest in the AK leases by taking the property to commercial production.

Pre-Feasibility Project Study

The De Beers Board approved a budget of approximately C$25 million in November 2003 for a pre-feasibility in-depth project study of the joint venture's Hearne, 5034 and Tuzo kimberlite bodies located in Kennady Lake. This study would be of sufficient detail to allow the Gahcho Kue Project to advance to mine permitting, should the project's profitability level support a decision to proceed to the next phase.

The first phase of the study was completed in June 2004. It consisted of the drilling of 110 holes as part of a geotechnical drilling program to investigate geo-hydrology, optimal mine design and ore processing characteristics of the kimberlite pipes and the surrounding country rock. The results were used to develop geology, resource, geotechnical and geo-hydrology models. These models were used to optimize the design of the open pits and the lake containment dykes, as well as for the designs of waste and water management and mine infrastructure. Recovered kimberlite core underwent geological logging and petrographic analysis to augment the existing resource models, as well as metallurgical investigations (ore dressing studies), which, together with previously collected data, helped with the design of the ore processing plant. The process plant, recovery and infrastructure designs were based on De Beers Canada's Snap Lake and Victor projects, but will not be taken to feasibility level unless and until the project is closer to receiving permits as these estimates could change during the permitting process. Certain activities were undertaken to feasibility level accuracy to ensure that the issues that impact on the environmental impact and permitting of a mine were thoroughly investigated.

The final results of the study were presented to the Company and Camphor Ventures on June 28, 2005. The results are encouraging and De Beers approved funding totaling C$ 38.5 million to advance the project to the next stage. On the basis of the results of this study De Beers has developed a timetable and budget for 2005 and 2006 to advance the project to the permitting phase. The environmental assessment and permitting process will be initiated together with the necessary consultation and stakeholder engagement activities. There will also be a large diameter drilling and sampling program this coming winter on the 5034 and Tuzo kimberlites to improve resource confidence as well as delineation, geo-technical and hydrological drilling to improve input data for mine design.

The Company engaged the firm of Roscoe Postle Associates, Inc. to provide an independent analysis of the Study and they have verified that the technical study report meets industry standards.

Updated Modeled Diamond Values

The diamonds recovered from the 1999, 2001 and 2002 bulk samples of the Hearne and 5034 pipes and the 1999 bulk sample of the Tuzo pipe (all to a 1.5 mm lower cutoff), were last reported using the August 2004 diamond prices from the Diamond Trading Company (DTC). The modeled values per carat based on those valuations and production recovery factors as determined by De Beers, were reported on November 17, 2004. Since August 2004, diamond prices have risen due to strong demand and the DTC has increased their selling prices in January and June 2005 by an average of 3 percent each time according to industry sources. The modeled values for the three pipes were adjusted using the June 2005 DTC diamond prices.

The table shows the weighted average modeled values per carat for the three pipes in August 2004 and June 2005.

Name of Pipe	August 2004 Modeled Value Per Carat (US $ per Carat)	June 2005 Modeled Value Per Carat (US $ per Carat)
5034 Hearne Tuzo	79.20 65.00 53.00	85.70 70.00 56.00

As can be seen from the table the average modeled values per carat increased by an average of approximately 7 and 8 percent for the Hearne and 5034 pipes, respectively, and approximately 6 percent for the Tuzo pipe during the August 2004 to June 2005 time period.

Exploration

The Kelvin and Faraday kimberlite bodies (located approximately 9km and 12km respectively, northeast of Kennady Lake, which contains the three main diamond pipes), were discovered in 1999-2000. Exploration has been on-going in that area ever since. Encouraging thick kimberlite intersections have been discovered south of both these bodies. It is believed there is a diamondiferous dyke system that pinches and swells in that area. The Kelvin and Faraday bodies are small blows along this dyke system. In order to try to find larger bodies, which would significantly add to the resource size, De Beers conducted a very large ground gravity survey in that area from February 2004 to May 2004. Numerous ground gravity anomalies (drill targets), including a few larger ones, were identified. The few larger targets were drilled during May 2004 - June 2004 and only one two-meter thick dyke was intersected. De Beers analyzed the remaining targets in great detail and decided that the targets were too small to drill.

The Company engaged two consultants, a geologist and a geo-physicist, to independently analyze all possible exploration targets using all the gravity and EM surveys and to meet with De Beers to discuss the targets. They determined that some promising smaller targets remained undrilled and suggested that the Company might want to investigate these targets using the SGH (soil gas hydrocarbon) technique, which could possibly identify which of these targets are kimberlite. That would be more economic than drilling first. The SGH technique can only be done in the summer, and the Company and Camphor Ventures, Inc., are evaluating their options.

The mining leases held by the joint venture (De Beers Canada, Inc., the Company and Camphor Ventures, Inc.) were up for renewal on July 17, 2005, and De Beers Canada, Inc., decided to retain the four mining leases that contain the main kimberlite bodies that are part of the permitting phase, for the joint venture. The Company and Camphor Ventures, Inc. have retained the leases that contain the Faraday and Kelvin bodies and the possible drill targets identified by the consultants. The remaining leases have been joint ventured with GGL Diamond Corp. and joint venture will have a 1.5% GOR (Gross Overriding Royalty) on them.

Results of Operations

The Company's loss for the three months ended June 30, 2005 ("Q1 2005") totalled $117,810 or $0.002 per share compared to $155,173 or $0.003 for the three months ended June 30, 2004 (Q1 2004).

During Q1 2005, operating expenses were $118,837 compared to $155,575 in Q1 2004.  The reduction in operating expenses of $36,738 or 24% is the result of reduced professional fees ($1,284 in Q1 2005 from $40,666 in Q1 2004) due to reduced activities requiring legal advice. There was an increase in promotion and investor relations ($15,049 in Q1 2005 from $311 in Q1 2004) due to increased investor communication activities. During Q1 2005 the Company's interest income was $1,027 compared to $522 a year earlier.  The increase is a result of increased cash resulting from the exercise of warrants.

Liquidity and Cash Resources

Since inception, the Company's capital resources have been limited. The Company has had to rely upon the sale of equity securities to fund property acquisitions, exploration, capital improvements and administrative expenses, among other things.

At June 30, 2005, the Company had $846,071 in cash and cash equivalents and a working capital position of $940,783. The Company had no long-term debt at either June 30, 2005 or 2004. All exploration expenditures in respect of the AK property, the Company's most significant property, are the responsibility of De Beers Canada, the 51% owner of the property.

Selected Financial Results
	Three Months Ending
	June 30, 2005	June 30, 2004
Net Loss	$117,810	$155,575
Net loss per share	$0.002	$0.003
Cash flow used by operations	$117,810	$155,173
Weighted average shares outstanding	52,623,834	51,247,785

Summary of Quarterly Results

Period	Revenues	Net Earnings (Loss) from Operations	Basic and Diluted Earnings (Loss) per share Note 1
Three months ended June 30, 2005	$1,027	($118,837)	($0.002)
Three months ended Mar. 31, 2005	$13,112	$1,967,422	$0.400
Three months ended Dec. 31, 2004	$14,681	($99,984)	($0.002)
Three months ended Sept. 30, 2004	$283	($180,619)	($0.003)
Three months ended June 30, 2004	$522	($155,575)	($0.003)
Three months ended Mar. 31, 2004	$227	($1,157,035)	($0.022)
Three months ended Dec. 31, 2003	$5,342	($190,129)	($0.004)
Three months ended Sept. 30, 2003	$88	($178,619)	($0.004)

Note 1 Loss per share has been calculated based on the weighted average number of shares outstanding during the period, net of shares owned by a subsidiary.

Financing Activities

During Q1 2005 the Company received $37,500 by issuing 30,000 shares upon the exercise of stock options.

Investing Activities

No property acquisitions were made during either Q1 2005 or 2004, however expenses were incurred in the amount of $19,955 by outside consultants retained to evaluate the Kelvin and Faraday kimberlite bodies.

Related Party Transactions

Included in consulting fees during the three months ended June 30, 2005 was $29,537 (2004-$30,860) paid to a director of the company and $Nil (2004 - $4,050) paid to the Chairman of the Board.

Included in professional fees during the three months ended June 30, 2005 was $9,000 (2004-$9,000) paid to a company owned by a director of the company to provide corporate secretarial and accounting services.

At June 30, 2005 and 2004, $3,000 was owed to a director of the company. This amount is repayable on demand, unsecured and non-interest bearing.

Risk, Uncertainties and Outlook

Risk, uncertainties and outlook for the Company's business are more fully discussed in the Annual Information Form and Management's Discussion and Analysis for the year ended March 31, 2005.

Forward Looking Statements

This report may contain forward-looking statements, which reflect our expectations regarding the future performance, business prospects and opportunities of the Company. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. Forward looking statements involve significant risks and uncertainties and a number of factors, most of which are beyond the control of the Company, could cause actual results to differ materially from results discussed in the forward-looking statements. Although the forward-looking statements contained in this report are based on what we believe to be reasonable assumptions, we cannot assure readers that actual results will be consistent with these forward looking statements.

MOUNTAIN PROVINCE DIAMONDS INC.
 Interim Financial Statements
For the three months ended June 30, 2005

Note to readers of the interim financial statements

The management of Mountain Province Diamonds Inc. is responsible for the preparation of the accompanying interim financial statements. These interim statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim financial statements are unaudited and include all adjustments, consisting of normal and recurring items that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

                    Signed                                                                                     Signed

            Jan Vandersande                                                                         Elizabeth J. Kirkwood
           Chief Executive Officer                                                                 Chief Financial Officer

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Balance Sheets
	As at	As at
	June 30, 2005	March 31, 2005
	(unaudited)	(audited)

Assets

Current
Cash and cash equivalents	$846,071	$1,001,104
Accounts receivable	30,658	26,324
Marketable securities	71,392	71,392
Advances and prepaid expenses	43,379	36,879
	991,500	1,135,699

Long term investments	2,480,000	2,480,000

Mineral properties	1,572,508	1,552,553

Deferred exploration costs	30,865,670	30,865,670

Equipment	3,910	4,235

	$35,913,588	$36,038,157

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$ 50,717	$ 94,976

Shareholders' equity
Share capital (note 3)	57,645,286	57,607,786
Contributed surplus	257,925	257,925
Deficit	(22,040,340)	(21,922,530)
	35,862,871	35,943,181

	$35,913,588	$36,038,157

Approved on behalf of the Board:

"Elizabeth J. Kirkwood"	"Jan W. Vandersande"
Director	Director

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Operations and Deficit
Unaudited	Three months ended
	June 30
	2005	2004

Expenses

Amortization	$325	$712
Consulting fees	30,348	32,290
Directors fees and honorarium	-	600
Interest and bank charges	116	309
Office and miscellaneous	46,182	55,921
Professional fees	1,284	40,666
Promotion and investor relations	15,049	311
Rent	5,309	4,870
Salaries and benefits	4,189	3,928
Transfer agent and shareholder information	4,396	6,347
Travel	11,639	9,621

Net loss for the period before the undernoted items	(118,837)	(155,575)

Income tax expense	-	-
Interest income	1,027	522
Loss on foreign exchange	-	(120)

Net loss for the period	(117,810)	(155,173)

Deficit, beginning of period	(21,922,530)	(23,378,874)

Deficit, end of period	$(22,040,340)	$(23,534,047)

Basic and fully diluted loss per share (note 5)	$(0.002)	$(0.003)

Weighted average number of common shares outstanding	52,623,834	51,247,785

- The accompanying unaudited notes are an integral part of these unaudited interim financial statements -

MOUNTAIN PROVINCE DIAMONDS INC.
Consolidated Statements of Cash Flows
Unaudited	Three months ended
	June 30
	2005	2004

Cash provided by (used in) the following activities
Operating activities
Net loss for period	$(117,810)	$(155,173)
Add items not requiring an outlay of cash
Amortization	325	712
	(117,485)	(154,461)
Changes in non-cash current assets and liabilities
Accounts receivable	(4,334)	(5,874)
Advances and prepaid expenses	(6,500)	745
Accounts payable	(44,259)	(84,535)
Taxes payable	-	(5,796)
	(172,578)	(249,921)

Investing activities
Mineral properties	(19,955)	-

Financing activities
Shares issued for cash	37,500	93,002

Decrease in cash and cash equivalents during the period	(155,033)	(156,919)

Cash and cash equivalents, beginning of period	1,001,104	914,494

Cash and cash equivalents, end of period	$846,071	$757,575

- The accompanying unaudited notes are an integral part of these unaudited interim financial statements -

MOUNTAIN PROVINCE DIAMONDS INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
 FOR THE THREE MONTHS ENDED JUNE 2005
 (Unaudited)

1.    Nature of Operations and Basis of Presentation

On November 1, 1997, Mountain Province Mining Inc. and 444965 B.C. Ltd. amalgamated and continued as Mountain Province Mining Inc. under the Company Act (British Columbia). During the year ended March 31, 2001, the Company changed its name to Mountain Province Diamonds Inc.

These unaudited consolidated interim financial statements have been prepared by management and have not been audited or reviewed by an independent public accountant. These unaudited interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements, and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements. These unaudited interim financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. The significant accounting policies and methods of application follow that of the most recently reported annual financial statements. All dollar amounts referred to herein are Canadian Dollars unless indicated otherwise.

2.    Marketable Securities

The Company has not traded any of its securities during this fiscal year, nor the year before.

3.    Property, Plant and Equipment

June 30, 2005	Cost	Accumulated Amortization	Net Book Value
Furniture	$ 11,088	$ (9,182)	$ 1,908
Equipment	4,065	(4,065)	0
Computers	14,584	(12,582)	2,002
	$ 29,737	$ (25,828)	$ 3,910

March 31, 2005	Cost	Accumulated Amortization	Net Book Value
Furniture	$ 11,088	$ (9,079)	$ 2,009
Equipment	4,065	(4,048)	17
Computers	14,584	(12,375)	2,209
	$ 29,737	$ (23,366)	$ 6,371

4.    Share Capital

(a) Authorized
                Unlimited number of common shares without par value.

(b) Issued and Fully Paid

	Number of Shares	Stated Capital
Balance at March 31, 20045	52,610,847	$ 57,607,786
Issued for cash pursuant to Exercise of stock options	30,000	37,500
Balance at June 30, 2005	52,640,847	$ 57,645,286

(c) Common Share Purchase Options

The Company, through its Board of Directors and shareholders, adopted a November 26, 1998 Stock Option Plan (the "Plan") which was amended on February 1, 1999. As at March 31, 2005, the Company has 1,325,000 common share purchase options outstanding granted inside the Plan.

	Number of Shares	Weighted Average Exercise Price
Options outstanding at March 31, 2005	1,325,000	$ 1.48
Exercised [1]	(30,000)	1.25
Options outstanding at June 30, 2005	1,295,000	$ 1.48

The following common share purchase options are outstanding at June 30, 2005

Date of Grant	Number of Outstanding	Exercise Price	Expiry Date
May 11, 2001	970,000	$1.25- $1.50	May 11, 2006
December 21, 2001	50,000	0.67	December 21, 2006
October 21, 2002	50,000	1.36	October 21, 2007
March 21, 2003	25,000	2.06	March 21, 2008
October 1, 2004	200,000	1.96	October 1, 2009

3.    Related Party Transactions

(a) Included in consulting fees during the three months ended June 30, 2005 was $29,537 (2004-$30,860) paid to a director of the company and $Nil (2004 - $4,050) paid to the Chairman of the Board.

(b) Included in professional fees during the three months ended June 30, 2005 was $9,000 (2004-$9,000) paid to a company owned by a director of the company to provide corporate secretarial and accounting services.

(c) At June 30, 2005 and 2004, $3,000 was owed to a director of the company. This amount is repayable on demand, unsecured and non-interest bearing.

6. Basic and Fully Diluted Loss Per Share

The loss per share figure has been calculated based on the weighted average number of shares outstanding during the periods.

7. Reconciliation to United States Generally Accepted Accounting Principals ("US GAAP")

The effect of the differences between generally accepted accounting principles in Canada ("Canadian GAAP") and US GAAP (including practices prescribed by the US Securities and Exchange Commission are included in the tables below:

(i)	Total assets, under Canadian GAAP, at June 30, 2005	$35,913,588
	Adjustment for mineral property acquisition and deferred exploration costs	(32,438,233)
	Adjustment for change in fair value of available for sale marketable securities	66,742

	Total assets, under US GAAP, at June 30, 2005	3,542,097

(ii)	Accumulated other comprehensive income for US GAAP purposes:
	Adjustment for change in fair value of available for sale marketable securities	$66,742

(iii)	Contributed surplus:

	Contributed surplus, under Canadian GAAP, at June 30, 2005	$257,925
	Adjustment for stock-based compensation	0

	Contributed surplus, under US GAAP, at June 30, 2005	$257,925

(iv)	Deficit:

	Deficit, under Canadian GAAP, at June 30, 2005	$(22,040,340)
	Adjustment for mineral property acquisition costs and deferred exploration	(32,438,233)
	Adjustment for stock-based compensation	0

	Deficit, under US GAAP, at June 30, 2005	(54,478,573)